IASG Announces Third Quarter 2006 Financial Results

Albany, N.Y. - November 9, 2006 - Integrated Alarm Services Group, Inc. (NASDAQ: IASG) a total solution provider to independent security alarm dealers located throughout the United States announced results for the third quarter of fiscal 2006 ending September 30, 2006.

Operating Results

Revenue for the third quarter of 2006 was $23.1 million down 6 percent over the same period in 2005 and essentially unchanged from the second quarter of 2006. The net loss for the third quarter ending September 30, 2006 was $69.3 million, or $2.85 per share, compared to a net loss of $5.4 million, or $0.22 per share, when compared to the same period in 2005, and a net loss of $6.4 million, or $0.26 per share, in the second quarter of 2006.

During the third quarter as it has in past years the Company performed its annual impairment test under Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets* ("SFAS 142"). After evaluating financial forecasts, operating trends and comparison of IASG's recent common share price to the Company's book value per share, the Company determined that goodwill was impaired at September 30, 2006. As a result, a non-cash goodwill charge of $65 million was recorded in the third quarter of 2006.

Revenue for the first nine months of fiscal 2006 ending September 30, 2006 was $70.3 million down 5 percent from the same period in 2005. The net loss including the non-cash impairment charge for the first nine months of 2006 was $79.2 million, or $3.25 per share, compared to a net loss of $14.4 million, or $0.58 per share, for the first nine months of fiscal 2005.

In announcing the financial results, Charles May, President and Chief Executive Officer, said "The impairment charge on our goodwill is significant but we must remember this is a non-cash charge associated with numerous acquisitions made over several years. Third quarter attrition increased as a result of alarm contract pricing increases and reduced recovery of over 90-day accounts receivable balances relative to recent quarterly periods. Changes in over 90-day accounts receivable balances can have a dramatic effect on attrition as a result of the formula used to calculate attrition. I would also note that the third quarter has typically been IASG's highest quarter of attrition."

Balance Sheet

At September 30, 2006, IASG had $16.2 million in cash, $13.3 million of collateralized notes receivable from dealers and stockholders' equity of $41.2 million. The Company had $125.7 million of debt and capital leases at September 30, 2006. IASG had no outstanding balance on the $30 million senior credit facility at September 30, 2006.

Review of Strategic Alternatives

During 2006, IASG has conducted an extensive review of its strategic alternatives and in the second and third quarters the Company received inquiries and offers regarding certain of its assets. The Company's Board of Directors has hired and independent investment banker and counsel to assist with this review. IASG has had discussions with certain parties regarding their interests in the Company and these discussions are continuing as is the review of strategic alternatives. The Company does not expect to make any further updates regarding its strategic review and the discussions unless required by federal securities laws.

IASG Portfolio Data

Annualized Attrition Rate:

	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	Annualized 4 Quarters to 9/30/06
IASG Owned Portfolio						
Legacy Portfolio	20.0%	18.3%	12.1%	11.8%	16.3%	13.9%
New Residential	22.4%	17.5%	12.1%	11.9%	21.0%	14.8%
New Commercial	2.6%	6.2%	5.3%	12.5%	11.1%	8.5%
Aggregate Owned Portfolio	17.8%	15.3%	10.6%	12.0%	17.6%	13.2%

Annualized Growth Rate - excluding acquisitions

	3rd Qtr 2005	4th Qtr 2005	1st Qtr 2006	2nd Qtr 2006	3rd Qtr 2006	Annualized 4 Quarters to 6/30/06
Wholesale Monitoring Accounts	(16.6%)	(9.6%)	(4.8%)	14.7%	5.6%	**1.4%**

IASG ended the third quarter of fiscal 2006 with an owned portfolio of approximately 148,000 contract equivalents generating RMR of approximately $4.4 million and wholesale monitoring of over 746,000 alarms generating approximately $2.9 million in RMR (including IASG's owned portfolio accounts). Revenue from the owned portfolio is split 78 percent residential and 22 percent commercial.

The Company had 730 employees at September 30, 2006 down from 837 at December 31, 2005.

See the attached financial highlights for the third quarter of 2006 and comparative periods.

Conference Call

IASG will hold a conference call at 8:30 AM EDT on Friday November 10, 2006 to discuss third quarter financial results. Investors may participate in the conference call by dialing 800-510-0178 and entering the access code of 39945421 or by logging onto the investor relations section of the IASG website at www.iasg.us. The international dial in number is 617-614-3450 with the same access code. A replay of the conference call will be available through November 30, 2006 by dialing 888-286-8010 (international dial in - 617 801-6888) and entering the access code of 75955043 or by visiting the investor relations section of the IASG website.

About IASG

Integrated Alarm Services Group provides total integrated solutions to independent security alarm dealers located throughout the United States to assist them in serving the residential and commercial security alarm market. IASG's services include alarm contract financing including the purchase of dealer alarm contracts for its own portfolio and providing loans to dealers collateralized by alarm contracts. IASG, with approximately 5,000 independent dealer relationships, is also the largest wholesale provider of alarm contract monitoring and servicing. For more information about IASG please visit our web site at http://www.iasg.us.

This press release may contain statements, which are not historical facts and are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of IASG's future results of operations, financial position or state other forward-looking information. In some cases you can identify these statements by forward looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should not rely on forward-looking statements because IASG's actual results may differ materially from those indicated by these forward looking statements as a result of a number of important factors. These factors include, but are not limited to: general economic and business conditions; our business strategy and strategic alternatives; anticipated trends in our financial condition and results of operation; the impact of competition and technology change; existing and regulations effecting our company and business, and other risks and uncertainties discussed under the heading "Risks Related to our Business" in IASG's Form 10-K report for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on March 16, 2006, and other reports IASG files from time to time with the Securities and Exchange Commission. IASG does not intend to and undertakes no duty to update the information contained in this press release.

CONTACT:

Integrated Alarm Services Group, Inc.
Investor Relations:
Joseph L. Reinhart
518 426-1515

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of		
		December 31, 2005		September 30, 2006
				(UNAUDITED)
		(in thousands, except for share data)		
Assets				
Current assets:				
Cash and cash equivalents	$	16,239	$	16,181
Current portion of notes receivable		6,108		3,748
Accounts receivable less allowance for doubtful accounts		5,158		4,933
Inventories		1,477		1,453
Prepaid expenses		1,084		1,913
Due from related parties		87		103
Total current assets		30,153		28,331
Property and equipment, net		7,843		7,749
Notes receivable net of current portion and allowance				
for doubtful accounts		10,085		9,564
Dealer relationships, net		33,000		29,606
Customer contracts, net		80,532		72,822
Deferred customer acquisition costs, net		7,874		8,670
Goodwill		94,919		26,203
Debt issuance costs, net		4,596		3,931
Assets of business transferred		-		8,196
Other identifiable intangibles, net		2,790		2,313
Restricted cash		758		287
Other assets		524		285
Total assets	$	273,074	$	197,957
Liabilities and Stockholders' Equity				
Current liabilities:				
Current portion of capital lease obligations	$	350	$	263
Accounts payable		2,306		1,580
Accrued expenses		9,256		13,099
Current portion of deferred revenue		8,724		7,723
Other liabilities		390		436
Total current liabilities		21,026		23,101
Long-term debt		125,000		125,000
Capital lease obligations, net of current portion		461		422
Deferred revenue, net of current portion		4,830		5,645
Liabilities of business transferred		-		1,043
Advance payment		-		762
Deferred income taxes		1,582		675
Due to related parties		61		81
Total liabilities		152,960		156,729
Committments and Contingencies				
Stockholders' equity:				
Preferred stock, $0.001 par value, authorized				
3,000,000 shares, none issued and outstanding		-		-
Common stock, $0.001 par value, authorized				
100,000,000 shares, 24,681,462 shares issued		25		25
Paid-in capital		207,162		207,477
Accumulated deficit		(86,073)		(165,274)
Treasury stock - common, at cost, 312,626 shares		(1,000)		(1,000)
Total stockholders' equity		120,114		41,228
Total liabilities and stockholders' equity	$	273,074	$	197,957

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2005	2006	2005	2006
	(in thousands, except share and per share data)			
Revenue:				
Monitoring fees	$ 7,848	$ 8,389	$ 23,420	$ 23,796
Revenue from customer accounts	14,123	12,395	43,237	39,023
Related party monitoring fees	30	25	97	75
Service, installation and other revenue	2,500	2,242	6,893	7,375
Total revenue	24,501	23,051	73,647	70,269
Expenses:				
Cost of revenue (excluding depreciation and amortization)	10,781	9,226	31,529	28,428
Selling and marketing	1,223	1,266	3,742	3,943
Depreciation and amortization	7,614	7,060	20,870	20,854
(Gain) loss on sale or disposal of assets	333	(76)	775	(105)
Loss on business transferred	-	-	-	500
General and administrative	6,433	7,792	20,594	21,699
Impairment of goodwill	-	65,000	-	65,000
Total expenses	26,384	90,268	77,510	140,319
Income (loss) from operations	(1,883)	(67,217)	(3,863)	(70,050)
Other income (expense):				
Amortization of debt issuance costs	(282)	(244)	(838)	(728)
Interest expense	(4,314)	(4,211)	(12,801)	(12,488)
Interest income	1,146	1,238	3,524	3,308
Income (loss) before income taxes	(5,333)	(70,434)	(13,978)	(79,958)
Income tax expense (benefit)	95	(1,094)	376	(757)
Net income (loss)	$ (5,428)	$ (69,340)	$ (14,354)	$ (79,201)
Basic and diluted income (loss) per share	$ (0.22)	$ (2.85)	$ (0.58)	$ (3.25)
Weighted average number of common shares outstanding	24,681,462	24,368,836	24,681,462	24,368,836